                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 15 )



                            SCOTT'S LIQUID GOLD-INC.
     ---------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock $0.10 Par Value
     ---------------------------------------------------------------------
                         (Title of Class of Securities)


                                   810202 10 1
     ---------------------------------------------------------------------
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     /X/  Rule 13d-1(b)
     / /  Rule 13d-1(c)
     / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP No. 810202 10 1                 13G                      Page 2 of 5 Pages
--------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Scott's Liquid Gold-Inc.
          Employee Stock Ownership Plan
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------
   NUMBER OF
    SHARES               5    SOLE VOTING POWER
 BENEFICIALLY                 1,112,268
OWNED BY EACH            -------------------------------------------------------
  REPORTING              6    SHARED VOTING POWER
 PERSON WITH
                         -------------------------------------------------------
                         7    SOLE DISPOSITIVE POWER

                         -------------------------------------------------------
                         8    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,112,268
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     11.0%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     EP
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
--------------------------------------------------------------------------------

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                                                               Page 3 of 5 Pages

Item 1(a) Name of Issuer:

     Scott's Liquid Gold-Inc.
     IRS No. 84-0920811

Item 1(b) Address of Issuer's Principal Executive Offices:

     4880 Havana Street, Denver, Colorado 80239

Item 2(a) Name of Person Filing:

     Scott's Liquid Gold-Inc. Employee Stock Ownership Plan

Item 2(b) Address of Principal Business Office or, if none, Residence:

     4880 Havana Street, Denver, Colorado 80239

Item 2(c) Citizenship:

     Colorado

Item 2(d) Title of Class of Securities:

     Common Stock $.10 par value

Item 2(e) CUSIP Number:

     810202 10 1

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

(a)  / /  Broker or Dealer registered under Section 15 of the Act

(b)  / /  Bank as defined in section 3(a)(6) of the Act

(c)  / /  Insurance Company as defined in section 3(a)(19) of the Act

(d) / / Investment Company registered under section 8 of the Investment Advisers Act of 1940

(e) / / Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f) /X/ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

(g) / / Parent Holding Company, in accordance with Rule 13d-1(b)(1)(ii)(G) (Note: See Item 7)


(h)  / /  Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

Item 4. Ownership.

If the percent of the class owned, as of December 31 of the year covered by statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

     (a)  Amount Beneficially Owned:

          1,112,268
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                                                               Page 4 of 5 Pages

     (b)  Percent of Class:

          11.0%

     (c)  Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote 1,112,268

          (ii)  shared power to vote or to direct the vote

          (iii) sole power to dispose or to direct the disposition of

          (iv)  shared power to dispose or to direct the disposition of

Item 5. Ownership of Five Percent or Less of a Class.

     Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     In the event of a cash dividend on common stock of Scott's Liquid Gold-Inc. (the "Company"), the Company may in its discretion pay the cash dividend with respect to common stock of the Company held by the Plan either directly to participants or to the trustee of the Plan. If a dividend is paid to the trustee, the trustee allocates the dividend to the participants' accounts. Proceeds of the dividend are then invested at the direction of the committee administering the Plan. In addition, proceeds from the sale of common stock held by the Plan are invested at the direction of the committee administering the Plan.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not Applicable

Item 8. Identification and Classification of Members of the Group.

     Not Applicable

Item 9. Notice of Dissolution of Group.

     Not Applicable

Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

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                                                               Page 5 of 5 Pages

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 12, 2001
-----------------
Date


Scott's Liquid Gold-Inc. Employee
   Stock Ownership Plan


By: /s/ Carolyn J. Anderson
    ----------------------------
    Signature

Carolyn J. Anderson, Trustee